Transamerica Asset Management 1801 California St, Suite 5200 Denver, CO 80202

October 20, 2023

VIA EDGAR CORRESPONDENCE

Mr. Christopher Bellacicco

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Dear Mr. Bellacicco:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001193125-23-179723) filed with the Securities and Exchange Commission (the “SEC”) under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on June 30, 2023. The purpose of the Amendment was to register Class R, Class R4 and Class I3 shares for Transamerica Inflation Opportunities (the “Fund”). The SEC Staff’s comments were conveyed to the Registrant by telephone on August 10, 2023.

The Staff noted that all comments to the Fund’s summary section also generally apply to the disclosure with respect to the sections titled “More on the Fund’s Strategies and Investments,” and “More on Risks of Investing in the Fund,” as applicable.

Below are the Staff’s comments on the Amendment and the Registrant’s responses thereto.

Prospectus Comments:

1.

Fees and Expenses – Annual Fund Operating Expenses: The Staff notes that Footnote 2 to the Fee Table states that “Other Expenses are based on estimates for the current fiscal year.” Please disclose Other Expenses for the current fiscal year since this is an existing fund.

Response: The Registrant notes that Class R, Class R4 and Class I3 shares will commence operations on or about the date of the prospectus. The Registrant believes that it is reasonable to treat a new class the same way it would treat a new fund for purposes of disclosing amounts in the annual fund operating expenses table. Analogous to Instruction 6 to Item 3 of Form N-1A with respect to new funds, the Registrant has included footnote disclosure indicating that Class R, Class R4 and Class I3 shares annual fund operating expenses are based on estimates for the current fiscal year. The Registrant believes that this approach is not inconsistent with the requirements of Form N-1A and is helpful to prospective investors considering whether to invest in Class R, Class R4 and Class I3 shares of the Fund.

2.	Principal Investment Strategies: In the first paragraph of the Fund’s principal investment strategies section, please disclose how the Registrant defines emerging markets securities.

Response: In response to the Staff’s comment, the Registrant has added the following sentence to the end of the first paragraph of the Fund’s principal investment strategies section:

The sub-adviser considers emerging market countries as countries that major international financial institutions and financial organizations, such as the World Bank and Bloomberg, generally consider to be less economically mature than developed nations.

3.

Principal Investment Strategies: In the first paragraph of the Fund’s principal investment strategies section, please disclose if the Fund invests in municipal bonds as part of its strategy to invest in “inflation-indexed fixed-income securities issued by domestic and foreign governments (including those in emerging market countries), their agencies or instrumentalities, and corporations.”

Response: The Registrant notes that investing in municipal bonds is not part of the Fund’s principal investment strategy, and believes the current disclosure is appropriate.

4.

Principal Investment Strategies: The Staff notes that in the fifth paragraph of the Fund’s principal investment strategies section, the sub-adviser considers a “comprehensive analysis of all factors which affect asset pricing.” Please disclose examples of such “factors” considered by the sub-adviser in its analysis.

Response: The Registrant wishes to retain the current disclosure, as it is consistent with the disclosure included in the prospectus for the Fund’s other share classes dated March 1, 2023. The Staff’s comment has been noted and the Registrant will review this disclosure in connection with its next annual update.

5.

Principal Investment Strategies: In the sixth paragraph of the Fund’s principal investment strategies section, please supplementally explain when the Fund would utilize investments in derivative instruments.

Response: The Registrant notes that, in discussing the use of derivative instruments for the Fund, the last sentence of the sixth paragraph in the principal investment strategies section states “These investment strategies may be employed in an effort to either mitigate risk or generate income.” The Registrant believes this disclosure addresses the Staff’s comment.

6.	Principal Investment Strategies: The Staff notes the following paragraph of the Fund’s principal investment strategies section:

“The fund may invest in privately issued securities, including those that are normally purchased pursuant to Rule 144A or Regulation S promulgated under the Securities Act of 1933, as amended.”

Based on the liquidity profiles of these securities, if the Fund plans to invest more than 15% of its net assets in such investments, please explain how the Fund determines that this aspect of its investment strategy is appropriate for the open-end structure, including information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the 1940 Act. The response may also include general market data on the types of investments you intend to hold.

Response: The Registrant notes that the Fund does not intend to invest more than 15% of its net assets in privately issued securities.

7.

Principal Risks: Relating to “Focused Investing” risk, to the extent that the Fund focuses on a particular country, region, sector, industry or market, please consider updating the principal investment strategy section as applicable.

Response: The Registrant wishes to retain the current disclosure, as it is consistent with the disclosure included in the prospectus for the Fund’s other share classes dated March 1, 2023. The Staff’s comment has been noted and the Registrant will review this disclosure in connection with its next annual update.

8.

Principal Risks and Fees and Expenses – Annual Fund Operating Expenses: The Staff notes that the Fund discloses “Leveraging” risk as a principal investment risk. Please confirm whether acquired fund fees and expenses are expected to exceed 0.01% of the Fund’s average net assets, and if so, please include the line item in the fee table.

Response: The Registrant confirms that the Fund’s acquired fund fees and expenses are not expected to exceed 0.01% of the Fund’s average net assets.

9.	Principal Risks: Please consider revising “LIBOR” risk as appropriate in regard to the cessation of LIBOR rates being published as of June 30, 2023.

Response: The Registrant acknowledges the Staff’s comment. The Registrant will review this risk disclosure in connection with its next annual update.

10.

Comment: The Staff notes that “Absence of Regulation”, “Cash Management and Defensive Investing”, “Conflicts of Interest”, “Cybersecurity and Operations”, “Early Close/Late Close/Trading Halt”, “Expenses”, “Legal and Regulatory”, “Operational”, “Redemption”, “Regulatory”, “Securities Lending”, “Strategies and Styles” and “Tax” risks are not summarized in the Fund’s Item 4 Principal Investment Risk section. Please revise the Fund’s Principal Risk section to include such investment risk or indicate that these risks are not principal risks.

Response: The Registrant notes that certain risks are not considered Principal Risks, but the Registrant believes such risks are appropriately included in the “More on Risks of Investing in the Fund” section of the prospectus.

Please direct any comments or questions concerning this filing to the undersigned at (727) 299-1821.

Very truly yours,

/s/ Dennis P. Gallagher
Dennis P. Gallagher
Chief Legal Officer and Secretary
Transamerica Funds